SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                                  Epigen, Inc.
                                ----------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   294259 40 3
                                 --------------
                                 (CUSIP Number)


             Lionel Goldfrank, III, 1120 Fifth Avenue, NY, NY 10128
                                  212-427-5145
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 20, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                                                               Page 1 of 2 Pages

CUSIP NO. 294259 40 3                    13D                   Page 2 of 2 Pages


1.  NAMES OF REPORTING PERSONS - Lionel Goldfrank III
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                          (b)[X]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS*  - PF


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(D) OR 2(E)                                                     [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION  -  UNITED STATES


NUMBER OF           7.  SOLE VOTING POWER  - 541,256*
SHARES
BENEFICIALLY        8.  SHARED VOTING POWER  - 0
OWNED BY
EACH                9.  SOLE DISPOSITIVE POWER  -  541,256
REPORTING
PERSON WITH        10. SHARED DISPOSITIVE POWER  -  0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 541,256


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [_]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 32.18%


14. TYPE OF REPORTING PERSON*  -  IN


*Reflects 1-for-10 reverse split of capital stock, effective November 8, 2001.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        11/28/01
                                        ----------------------------------------
                                                         (Date)

                                              /s/:  Lionel Goldfrank, III
                                        ----------------------------------------
                                                       (Signature)

                                                  Lionel Goldfrank, III
                                        ----------------------------------------
                                                       (Name/Title)